UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ___________________________________
FORM 11-K

(Mark One):

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2016

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number 001-32240

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEENAH PAPER 401(k) RETIREMENT PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEENAH PAPER, INC.
3460 Preston Ridge Road
Suite 600
Alpharetta, Georgia 30005

NEENAH PAPER 401(k) RETIREMENT PLAN

Financial Statements as of December 31, 2016 and 2015, and
for the Year Ended December 31, 2016

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	5

Notes to Financial Statements as of December 31, 2016 and 2015, and for the Year Ended December 31, 2016	6

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016	11

Signature	12

Note:
All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and
Participants of Neenah Paper 401(k) Retirement Plan
Alpharetta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Neenah Paper 401(k) Retirement Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to the audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule of assets (held at end of year) reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule of assets (held at end of year).   In forming our opinion on the supplemental schedule of assets (held at end of year), we evaluated whether the supplemental schedule (held at end of year), including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Warren Averett, LLC
Atlanta, Georgia
June 16, 2017

NEENAH PAPER 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2016	2015
ASSETS:
Investments - at fair value	$248,786,660	$187,639,693
Receivables:
Notes receivable from participants	2,488,881	2,911,056
Plan transfer-in receivable	—	40,272,991
Participant contributions	92	278,918
Employer contributions, net of forfeitures	46,761	62,699
Total receivables	2,535,734	43,525,664
NET ASSETS AVAILABLE FOR BENEFITS	$251,322,394	$231,165,357

See notes to financial statements.

NEENAH PAPER 401(k) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2016

ADDITIONS:
CONTRIBUTIONS:
Participant	$9,958,689
Employer	5,716,177
Rollovers	683,892
Total contributions	16,358,758
INVESTMENT INCOME:
Dividend and interest income	5,158,834
Net appreciation in fair value of investments	14,964,251
Total investment income	20,123,085
INTEREST INCOME FROM NOTES RECEIVABLE FROM PARTICIPANTS	98,099
Total additions	36,579,942
BENEFITS PAID TO PARTICIPANTS	(16,359,526)
ADMINISTRATIVE EXPENSES	(63,379)
INCREASE IN NET ASSETS	20,157,037
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	231,165,357
End of year	$251,322,394

See notes to financial statements.

NEENAH PAPER 401(k) RETIREMENT PLAN

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Neenah Paper 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan established on December 1, 2004, by Neenah Paper, Inc. (the “Company”).  The Plan Administrative Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan.  Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan and of the Neenah Paper Defined Contribution Master Trust (the “Master Trust”), through which the Plan is funded.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  In December 2016, the Neenah Paper Retirement Contribution Plan (“RCP”) was merged with the Plan and the RCP assets were transferred into the Plan. Therefore, as of December 31, 2016 and 2015, the Plan’s percentage of interest in the Master Trust was 100%.

Eligibility - An employee of the Company or a participating employer, as defined by the Plan, is eligible to participate in the Plan upon his/her date of hire.

Contributions - Each year, participants may contribute up to 75% of their annual pre-tax compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations.  Participants are also allowed to contribute after-tax contributions not to exceed 75% of annual compensation.  Participants aged 50 years or older during the year can make catch-up contributions also subject to IRC limits.  For the year ended December 31, 2016, the Company made matching contributions of 75% of the participant’s pre-tax contributions or after-tax contributions up to the first 2% of such participant’s compensation deferred, and 50% of the participant’s pre-tax contributions or after-tax contributions up to the next 3% of the participant’s compensation deferred.  Company matching contributions are contributed on a pay period basis and are discretionary.  Effective July 1, 2015, the Company’s matching contributions for salaried and non-union hourly new hires changed to 100% of the first 6% of the participant compensation deferred. In addition, the RCP was closed to new entrants effective on the same date.

If an election is not made by an employee, the employee is automatically enrolled to contribute 6% of eligible compensation into the Plan as they become eligible to participate, with annual 1% increases of eligible compensation until the employee’s contribution deferral percentage reaches 10%.  Participants may decline to participate in the Plan or change their deferral percentage in 1% increments at any time.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s matching contributions, applicable RCP contributions and Plan earnings and charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions, Company matching and RCP contributions into various investment options offered by the Plan.

The Neenah Paper Stock Fund and the Self-Directed Brokerage Accounts are two of the investment options available to participants.  Participants may not invest more than 25% and 50% of their account balances in the Neenah Paper Stock Fund and Self-Directed Brokerage Accounts, respectively, at any time. Effective January 1, 2017 participants may not invest more than 20% of their account balances in the Neenah Paper Stock Fund.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s matching contribution and RCP contribution portion of their accounts is based on years of continuous service.  A participant is 100% vested in the Company’s contributions after three years of credited service.  Participants are also 100% vested in the Company’s matching contributions upon termination of employment with the Company if the participant is age 55 or greater, is permanently and totally disabled, or has died.

Notes Receivable from Participants - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance (excluding RCP contributions), whichever is less.  The notes are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined by the Plan administrative committee.  Principal and interest on such notes are paid through salary withholdings over periods generally ranging from one to four years.  However, the repayment period for notes made for the purchase of a principal residence may range from one to ten years.  These periods may be extended for leaves of absence due to military duty.

Payment of Benefits - Upon termination of service or attainment of age 59 1/2, a participant may generally elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his/her account.  A participant may make the following regular withdrawals at any time, as defined by the Plan:

(a)         After-tax contributions, provided such amounts have been in the Plan for at least 24 months

(b)         Company-matching contributions, provided such amounts are vested and have been in the Plan for at least 24 months

(c)          Any participant contributions included within his/her rollover account

(d)         Pre-tax contributions for financial hardship purposes

Plan Transfers In — During 2015, the Plan Sponsor acquired ASP Fibermark, LLC (the “Fibermark acquisition”).  Employees of ASP Fibermark transferred the balance of their notes receivable accounts into the Plan as a result of the Fibermark acquisition.  Investment balances of participants related to the Fibermark acquisition were brought into the Plan through a transfer at the end of 2015 which is reflected as a transfer-in receivable on the accompanying statement of net assets available for benefits.

Forfeited Accounts - At December 31, 2016 and 2015, forfeited non-vested accounts totaled $56,951 and $1,119, respectively.  These accounts will be used to either reduce future employer contributions or pay administrative expenses.  For the year ended December 31, 2016, $202,945 in forfeiture balances were used to reduce employer contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment securities, including mutual funds, a common/collective trust fund, employer securities, and a self-directed brokerage account.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements - In May 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-07,  Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent) (ASU 2016-07).  ASU 2016-07 removed the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value ("NAV") practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement.  Disclosures about investments in certain entities that calculate NAV per share are limited under ASU 2016-07 to those investments for which the entity has elected to estimate fair value using NAV value practical expedient.   ASU 2016-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted.  Management elected to early adopt ASU 2016-07 in 2015.   The adoption of ASU 2016-07 did not have a material impact on the Plan’s financial statements and was applied retrospectively to prior periods presented.

In July 2016, the FASB issued ASU No. 2016-12, Plan Accounting: Defined Benefit Pensions Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plan (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2016-12).

Part I of ASU 2016-12, eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures.  Contract value is the only required measure for fully benefit-responsive investment contracts.  Part II of ASU 2016-12, eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type.  It also simplifies the level of disaggregation of investments that are measured using fair value.  Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks.  Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset.  Part III of ASU 2016-12, allows a plan with a fiscal year end that doesn’t coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end.  ASU 2016-12 is effective for fiscal years beginning after December 15, 2016 and earlier application is permitted.  Plans can early adopt any of the ASU’s three parts without early adopting the other parts.  Parts I and II are to be applied retrospectively.  Part III is to be applied prospectively. Management elected to early adopt Parts I and II in 2015.  Part III is not applicable to the Plan.  The adoption of Parts I and II of ASU 2016-12 did not have a material impact on the Plan’s financial statements and was applied retrospectively to prior periods presented.

Investment Valuation and Income Recognition - The Plan’s investments are presented at fair value. The Plan holds mutual funds, common/collective trust funds, employer securities, and common stock (through the self-directed brokerage account). Shares of mutual funds, common stock, and employer securities are valued at quoted market prices, which represent the NAV of shares held by the Plan at year-end.  The common/collective trust fund is valued based on the fair value of the underlying investments held by the fund less its liabilities.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable - Notes Receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2016 and 2015.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses - Generally, administrative expenses of the Plan are paid by the Company, except for various costs associated with processing notes receivable from participants, account management fees, or expenses associated with investments within the self-directed brokerage account, which are paid by the Plan, as provided in the Plan document.  Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment returns for such investments.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Subsequent Events — The Plan has evaluated subsequent events through June 16, 2017, which is the date these financial statements were issued.

NOTE 3 - FAIR VALUE MEASUREMENTS

ASC Topic 820 established a framework for measuring fair value that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2        Inputs to the valuation methodology include:

·                  Quoted prices for similar assets or liabilities in active markets;

·                  Quoted prices for identical or similar assets or liabilities in inactive markets;

·                  Inputs other than quoted prices that are observable for the asset or liability;

·                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2016 and 2015.

·                  Shares of mutual funds are valued at the NAV of shares held by the Plan at year-end by obtaining quoted prices on nationally recognized securities exchanges.

·                  Shares of common stock, including employer securities, are valued at the closing price reported on the active market on which the individual securities are traded.

·                  Units of participation of the common/collective trust is valued at the NAV provided by the fund’s trustee as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.  This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.  Participant transactions (purchases and sales) may occur daily.  If the Plan initiates a full redemption of the common/collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015, respectively:

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$198,797,083	$—	$—	$198,797,083
Employer Common stock	10,047,624	—	—	10,047,624
Self-directed brokerage funds	2,816,542	—	—	2,816,542
Total assets in the fair value hierarchy	$211,661,249	$—	$—	211,661,249
Investments measured at NAV:*				37,125,411
Common/collective trust:
Investments at fair value				$248,786,660

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$145,877,996	$—	$—	$145,877,996
Employer Common stock	8,021,761	—	—	8,021,761
Self-directed brokerage funds	2,288,819	—	—	2,288,819
Total assets in the fair value hierarchy	$156,188,576	$—	$—	156,188,576
Investments measured at NAV:*				31,451,117
Common/collective trust
Investments at fair value				$187,639,693

*In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits. In addition, in accordance with the adoption of ASU 2016-12, if an investment is measured using the NAV per share (or its equivalent) as the practical expedient in ASC 820 and that investment is in a fund that files a Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

There were no significant transfers between Level 1 and Level 2 investments or into or out of Level 3 investments during the years ended December 31, 2016 and 2015.

NOTE 4 - EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments held by the Plan are shares of mutual funds and units of a common/collective trust fund managed by the Trustee.  As such, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2016 and 2015, the Plan held 117,929 shares and 128,492 shares, respectively, of the Company’s common stock (the sponsoring employer), with a cost basis of $3,778,467 and $3,596,129, respectively.  During the years ended December 31, 2016 and 2015, the Plan recorded dividend income from the Company of $139,944 and $138,293, respectively.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

NOTE 6 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 20, 2014, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC.  However, the Plan has been amended since receiving the determination letter.  The Company and Plan management believe that the Plan is currently designed and being operated in accordance with the applicable requirements of the IRC.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Company has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NEENAH PAPER 401(k) RETIREMENT PLAN
Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
EIN: 20-1308307, Plan Number:  002
As of December 31, 2016

(b)	(c)	(e)
Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate
	of Interest, Collateral, and Par or Maturity Value	Current Value

Vanguard Growth Index Fund Ins	Registered Investment Company	$10,722,553
Vanguard Inst Index Fund	Registered Investment Company	26,367,497
Vanguard Inst Target Ret 2010 Fund	Registered Investment Company	1,051,040
Vanguard Inst Target Ret 2015 Fund	Registered Investment Company	11,583,254
Vanguard Inst Target Ret 2020 Fund	Registered Investment Company	21,327,304
Vanguard Inst Target Ret 2025 Fund	Registered Investment Company	20,198,637
Vanguard Inst Target Ret 2030 Fund	Registered Investment Company	11,570,168
Vanguard Inst Target Ret 2035 Fund	Registered Investment Company	10,218,790
Vanguard Inst Target Ret 2040 Fund	Registered Investment Company	4,662,297
Vanguard Inst Target Ret 2045 Fund	Registered Investment Company	3,647,187
Vanguard Inst Target Ret 2050 Fund	Registered Investment Company	2,230,850
Vanguard Inst Target Ret 2055 Fund	Registered Investment Company	2,465,008
Vanguard Inst Target Ret 2060 Fund	Registered Investment Company	378,151
Vanguard Target Ret Income Fund	Registered Investment Company	2,085,970
Vanguard LifeSt Conserv Growth	Registered Investment Company	2,174,698
Vanguard LifeSt Growth Fund	Registered Investment Company	11,338,060
Vanguard LifeSt Mod Growth	Registered Investment Company	6,587,715
Vanguard Md-Cap Index Fund Ins	Registered Investment Company	9,158,273
Vanguard Prime Money Mkt	Registered Investment Company	57,377
Vanguard Sm-Cap Index Fund Ins	Registered Investment Company	13,504,433
Vanguard Total Bond Idx Inst	Registered Investment Company	11,680,287
Vanguard Total Intl Stk Inst	Registered Investment Company	8,095,000
Value Index Fund Inst	Registered Investment Company	7,692,534
VGI Brokerage Option	Vanguard Brokerage Option	2,816,542
Vanguard Retirement Savings Trust V	Common/Collective Trust	37,125,411
Neenah Paper Company Stock Fd	Company Stock Fund	10,047,624
Loan Fund	Notes receivable from participants (with interest rates from 3.25% - 9.25% and with maturities through February 2025)	2,488,881
Total assets held for investment purposes		$251,275,541

Note: All investments are considered party-in-interest. Cost information is not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

NEENAH PAPER 401(k) RETIREMENT PLAN

	By:	/s/ Trevor D. Armstrong
Trevor D. Armstrong
Chairman, Neenah Paper, Inc. Plan
Administrative Committee
Date:
June 16, 2017